AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 1998
                                                      REGISTRATION NO. 333-44077

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:

                        MUNICIPAL INVESTMENT TRUST FUND
                          MONTHLY PAYMENT SERIES--613
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:

                   MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,
        FENNER &
   SMITH INCORPORATED
  UNIT INVESTMENT TRUST
        DIVISION
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                              SMITH BARNEY INC.
                                                        388 GREENWICH
                                                     STREET--23RD FLOOR
                                                     NEW YORK, NY 10013

PAINEWEBBER INCORPORATED
   1285 AVENUE OF THE
        AMERICAS
   NEW YORK, NY 10019                             DEAN WITTER REYNOLDS INC.
                                                       TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                             LAURIE A. HESSLEIN
                                                      388 GREENWICH ST.
                                                     NEW YORK, NY 10013
                                COPIES TO:

    ROBERT E. HOLLEY      PIERRE DE SAINT PHALLE,    DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE              ESQ.           DEAN WITTER REYNOLDS INC.
        AMERICAS           450 LEXINGTON AVENUE        TWO WORLD TRADE
   NEW YORK, NY 10019       NEW YORK, NY 10017       CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT, THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------


                              MUNICIPAL INVESTMENT TRUST FUND
                              MONTHLY PAYMENT SERIES 613
                              (A UNIT INVESTMENT TRUST)
                              O   PORTFOLIO OF LONG TERM MUNICIPAL BONDS
                              O   DESIGNED FOR FEDERALLY TAX-FREE MONTHLY INCOME
                              O   RATED A OR BETTER



[LOGO]
Merrill Lynch,                 -------------------------------------------------
Pierce, Fenner & Smith         The Securities and Exchange Commission has not
Incorporated                   approved or disapproved these Securities or
Defined Asset Funds            passed upon the adequacy of this prospectus and
P.O. Box 9051                  any representation to the contrary is a criminal
Princeton, N.J. 08543-9051     offense.
(609) 282-8500                 Prospectus dated           , 1998.

--------------------------------------------------------------------------------

Defined Asset FundsSM

FOR MORE THAN 25 YEARS, DEFINED ASSET FUNDSSM HAS BEEN A LEADER IN UNIT INVESTMENT TRUST RESEARCH AND PRODUCT INNOVATION. OUR FAMILY OF 'DEFINED' FUNDS HELPS INVESTORS WORK TOWARD THEIR FINANCIAL GOALS WITH A FULL RANGE OF QUALITY INVESTMENTS, INCLUDING MUNICIPAL, CORPORATE, GOVERNMENT AND INTERNATIONAL BOND PORTFOLIOS, AS WELL AS DOMESTIC AND INTERNATIONAL EQUITY PORTFOLIOS.

DEFINED ASSET FUNDS OFFER A NUMBER OF ADVANTAGES:

O PROFESSIONAL RESEARCH: OUR DEDICATED RESEARCH TEAM SEEKS OUT ONLY THOSE
     STOCKS AND BONDS THAT ARE APPROPRIATE FOR A PARTICULAR FUND'S OBJECTIVES. O PRESELECTED PORTFOLIOS: THE STOCKS AND BONDS ARE CHOSEN IN ADVANCE, SO YOU
  KNOW EXACTLY WHAT YOU'RE INVESTING IN.
O ONGOING SUPERVISION: DEFINED FUNDS PORTFOLIOS ARE MONITORED ON AN ONGOING
  BASIS.
O FIXED PORTFOLIO: DEFINED FUNDS ARE NOT MANAGED AND PORTFOLIO CHANGES ARE
  LIMITED.
NO MATTER WHAT YOUR INVESTMENT GOALS, TOLERANCE FOR RISK OR TIME HORIZON, THERE'S A DEFINED ASSET FUND THAT SUITS YOUR INVESTMENT STYLE. YOUR FINANCIAL PROFESSIONAL CAN HELP YOU SELECT A DEFINED ASSET FUND THAT WORKS BEST FOR YOUR INVESTMENT PORTFOLIO.


CONTENTS
                                                                PAGE
                                                          -----------
RISK/RETURN SUMMARY.....................................           3
WHAT YOU CAN EXPECT FROM YOUR INVESTMENT................           6
   MONTHLY INCOME.......................................           6
   RETURN FIGURES.......................................           6
   RECORDS AND REPORTS..................................           6
THE RISKS YOU FACE......................................           7
   INTEREST RATE RISK...................................           7
   CONCENTRATION RISK...................................           7
   INSURANCE RELATED RISK...............................           7
   LITIGATION AND LEGISLATION RISKS.....................           7
   BOND QUALITY RISK....................................           8
   CALL RISK............................................           8
   REDEMPTION RISK......................................           8
   LIQUIDITY RISK.......................................           8
REDEEMING, SELLING OR EXCHANGING........................           8
   REDEEMING UNITS WITH THE TRUSTEE.....................           8
   SPONSORS' SECONDARY MARKET...........................           9
   EXCHANGE OPTION......................................           9
HOW THE FUND WORKS......................................          10
   PRICING..............................................          10
   EVALUATIONS..........................................          10
   CERTIFICATES.........................................          10
   INCOME...............................................          10
   EXPENSES.............................................          11
   PORTFOLIO CHANGES....................................          11
   FUND TERMINATION.....................................          12
   TRUST INDENTURE......................................          12
   LEGAL OPINION........................................          13
   AUDITORS.............................................          13
   SPONSORS.............................................          13
   TRUSTEE..............................................          14
   UNDERWRITERS' AND SPONSORS' PROFITS..................          14
   PUBLIC DISTRIBUTION..................................          14
   CODE OF ETHICS.......................................          14
TAXES...................................................          14
SUPPLEMENTAL INFORMATION................................          16
FINANCIAL STATEMENTS....................................          17
   DEFINED PORTFOLIO....................................          17
   REPORT OF INDEPENDENT ACCOUNTANTS....................          18
   STATEMENT OF CONDITION...............................          18

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY


       1.  WHAT IS THE FUND'S GOAL?
           The Fund seeks monthly interest income that is exempt from regular federal income taxes by investing in a fixed portfolio of primarily 15-to 30-year municipal revenue bonds.
       2.  WHAT ARE MUNICIPAL REVENUE BONDS?
           Municipal revenue bonds are bonds issued by states, municipalities and public authorities to finance the cost of buying, building or improving various projects. Payments on these bonds generally depend solely on the revenues of the projects, excise taxes or state appropriations, and are not backed by the government's taxing power.
       3.  WHAT IS THE FUND'S INVESTMENT STRATEGY?
        O The Fund is a unit investment trust which means that unlike a mutual fund, the Fund's portfolio is not managed. The
           Fund plans to hold to maturity    long-term
           tax-exempt municipal bonds with an aggregate face amount of
           $   million, and some short-term bonds reserved to pay the
           deferred sales charge.
        o The bonds are rated A or better by Standard & Poor's, Moody's or Fitch.
        o Most of the bonds cannot be called for several years, and after that they can be called at a premium declining to par value. Some bonds may be called earlier at par for extraordinary reasons.
        o % of the bonds are insured by a AAA-rated insurance company that guarantees timely payments of principal and interest on the bonds (but not Fund units or the market value of the bonds before they mature).

           The Portfolio consists of bonds which depend on revenues from the following types of projects:



                                                 APPROXIMATE
                                                  PORTFOLIO
                                                  PERCENTAGE



o          Airports/Ports/Highways                         %
        o  Hospitals/Health Care                           %
        o  Housing                                         %
o          Industrial Development                          %
        o  Lease Rental Appropriation                      %
        o  Special Tax Issues                              %
        o  Miscellaneous                                   %



       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE FUND FOR VARIOUS
           REASONS:
        o Rising interest rates, an issuer's negative financial condition or a drop in bond ratings can depress the price of your units.
        o Because the Fund is concentrated in bonds, adverse developments in this industry may affect the value of your units.
        o When you sell or redeem your units, they will generally be worth less than your cost because the cost of your units includes a sales fee.
        o The Fund will receive early returns of principal if bonds are called or sold before maturity. If this happens your monthly income will decline and you may not be able to reinvest the money you receive at the same yield and maturity.

       5.  IS THIS FUND APPROPRIATE FOR YOU?
           Yes, if you want federally tax-free monthly income. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in bonds of several different issuers.


           DEFINING YOUR INCOME


           WHAT YOU MAY EXPECT
           First Payment per unit ( /25/98):                 $
           Regular Monthly Income per unit
           (Beginning  /25/98):                              $
           Annual Income per unit:                           $
           RECORD DAY: 10th day of the month
           These figures are estimates on the business day before the initial date of deposit; actual payments may vary.



       6.  WHAT ARE THE FUND'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.



           INVESTOR FEES
                                                               4.50%
           Maximum Sales Fee (Load) on new purchases (as a percentage of initial unit price)



           For the first three years of the Fund you pay a quarterly deferred sales fee of $3.75 per unit for a maximum of $45.00. If you buy units after deduction of the first quarterly charge you will pay an up-front sales fee of 0.375% per unit multiplied by the number of deferred sales fee payments already deducted.
           This maximum deferred sales fee will be reduced if you purchase 250 or more units, as follows:



                                  YOUR MAXIMUM
                                  SALES CHARGE
            IF YOU PURCHASE:        WILL BE:
           -------------------  -----------------
           250 to 499 units     $  40.00 per unit
           500 to 749 units     $  35.00 per unit
           750 to 999 units     $  32.50 per unit
           Over 1,000 units     $  30.00 per unit
           Maximum Exchange
           Fee                              1.50%


           ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                           AS A % OF
                                           NET ASSETS    PER UNIT
                                           ----------  -----------
                                                    %   $
           Trustee's Fee
                                                    %   $
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                                    %   $
           Other Operating Expenses
                                           ----------  -----------
                                                    %   $
           TOTAL



           EXAMPLE
           This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Fund for the periods indicated and redeem all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



            1 Year     3 Years    5 Years    10 Years
               $          $          $          $



           You will pay the following expenses if you do not redeem your units:



            1 Year     3 Years    5 Years    10 Years
               $          $          $          $



       7.  HOW HAVE SIMILAR FUNDS PERFORMED IN THE PAST?
           This Fund is new and has no performance history. In the following chart we show past performance of prior Monthly Payment Series offered between January 1, 1988 and December 31, 1996 that were outstanding on December 31, 1997. OF COURSE, PAST PERFORMANCE OF PRIOR SERIES IS NO GUARANTEE OF FUTURE RESULTS OF THIS FUND.
           AVERAGE ANNUAL COMPOUND TOTAL RETURNS
           Reflecting all expenses and the 4.5% maximum sales fee. For periods ended 12/31/97



                         PAST 1 YEAR         PAST 5 YEARS
-------------------------------------------------------------
High                        6.43%                6.70%
Average                     4.64                 5.43
Low                         2.90                 4.47
-------------------------------------------------------------


Note: All returns represent changes in unit price with distributions reinvested into the Municipal Investment Accumulation Program.


       8.  IS THE FUND MANAGED?
           Unlike a mutual fund, the Fund is not managed. Rather, experienced financial analysts regularly review the bonds held by the Fund. A bond may be sold by the Fund only if certain adverse market or credit conditions exist.

       9.  HOW DO I BUY UNITS?
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus.
           The minimum purchase is one unit.
           UNIT PRICE                                $
           (as of             , 1998)
           Unit price is based on the net asset value of the Fund. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day. Unit price changes every day with changes in the price of the bonds held by the Fund.
           UNIT PAR VALUE                              $1,000
           Unit par value means the total amount of money you will generally receive on each unit by the termination of the Fund (other than interest and premium on the bonds). This total amount assumes that all bonds in the portfolio are either paid at maturity or redeemed by the issuer at par or are sold by the Fund at par. If you sell or redeem your units before the Fund terminates, you may receive less than the unit par value.
      10.  HOW DO I REDEEM OR SELL UNITS?
           You may sell your units any time to the Sponsors or redeem them directly with the Trustee for the current net asset value, less any remaining deferred sales fee. There is no fee for redeeming or selling units.
      11.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           The Fund pays income monthly. You will also receive principal from sales, redemptions and maturities of bonds periodically when the cash available is more than $5.00 a unit.
           Income from the bonds held by this Fund is generally 100% exempt from regular federal income tax under existing laws. In the opinion of bond counsel at the time each bond was issued, a portion of the income may be exempt from state and local personal income taxes, depending on where you live. Any gain on the underlying bonds or units will be subject to capital gains tax.
      12.  WHAT OTHER SERVICES ARE AVAILABLE?
           Reinvestment
           You will receive your monthly income in cash unless you choose to compound your income by reinvesting at no sales charge in the Municipal Fund Accumulation Program, Inc. This Program is an open-end mutual fund with a comparable investment objective. All reinvested income will be subject to state and local income taxes. For more complete information about the Program, including charges and expenses, request the Program's prospectus from the Trustee. Read it carefully before you invest. Written notice to reinvest must be received by the Trustee at least 10 days before the record day of a monthly income payment. Exchange Privileges
           You may exchange units of this Fund for units of certain other Defined Asset Funds. You may also exchange into this Fund from certain other funds. A fee will be imposed on all exchanges.


--------------------------------------------------------------------------------
    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS


TAXABLE INCOME 1998*                EFFECTIVE %                                  TAX-FREE YIELD OF
 SINGLE RETURN      JOINT RETURN    TAX BRACKET     4%         4.5%         5%         5.5%         6%         6.5%         7%
                                                                        IS EQUIVALENT TO A TAXABLE YIELD OF
----------------------------------------------------------------------------------------------------------------------------------

0- 24,650         $     0- 41,200        15.00        4.71        5.29        5.88        6.47        7.06        7.65        8.24
----------------------------------------------------------------------------------------------------------------------------------
$ 24,650- 59,750  $ 41,200- 99,600       28.00        5.56        6.25        6.94        7.64        8.33        9.03        9.72
----------------------------------------------------------------------------------------------------------------------------------
$ 59,750-124,650  $ 99,600-151,750       31.00        5.80        6.52        7.25        7.97        8.70        9.42       10.14
----------------------------------------------------------------------------------------------------------------------------------
$124,650-271,050  $151,750-271,050       36.00        6.25        7.03        7.81        8.59        9.38       10.16       10.94
----------------------------------------------------------------------------------------------------------------------------------
OVER $271,050       OVER $271,050        39.60        6.62        7.45        8.28        9.11        9.93       10.76       11.59
----------------------------------------------------------------------------------------------------------------------------------


To compare the yield of a taxable security with the yield of a tax-free security, find your taxable income and read across. The table incorporates 1998 federal income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. Yield figures are for example only.

*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase out of exemptions, itemized deductions, the possible partial disallowance of deductions or state or local taxation. Consequently, you should consult your own tax advisers in this regard.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

MONTHLY INCOME


The Fund will pay you regular monthly income. Your monthly income may vary because of:
   o the inability of a bond issuer to pay interest; or
   o a change in the Fund's portfolio or its expenses.

Changes in interest rates generally will not affect your monthly income because the portfolio is relatively fixed.

Along with your monthly income, you will receive your share of any available bond principal paid to and distributed by the Fund.

RETURN FIGURES

We cannot predict your actual return, which will vary with unit price, how long you hold your investment and changes in the portfolio, interest income and expenses.

Estimated Current Return equals:


 Estimated Annual                  Estimated
 Interest Income        -       Annual Expenses
-------------------------------------------------
                   Unit Price


Estimated Long Term Return is a measure of the estimated return over the estimated life of the Fund and is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual bonds in the portfolio, adjusted to reflect the Fund's maximum sales fee and estimated expenses. We calculate the average yield for the portfolio by weighting each bond's yield by its market value and the time remaining to the call or maturity date, depending on how the bond is priced.

Unlike Estimated Current Return, Estimated Long Term Return takes into account maturities, discounts and premiums of the bonds in the Fund.

Yields on individual bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

These return quotations are designed to be comparative rather than predictive.

RECORDS AND REPORTS

You will receive:
o a monthly statement of income and any principal payments;
o a notice from the Trustee when new bonds are deposited in exchange or substitution for bonds originally deposited;
o an annual report on Fund activity; and
o annual tax information. This will also be sent to the IRS and you are required to report the amount of tax-exempt interest received during the year.

You may request:
o copies of bond evaluations to enable you to comply with federal and state tax reporting requirements; and
o audited financial statements of the Fund.

You may inspect records of Fund transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

INTEREST RATE RISK

Investing involves certain risks, including the risk that your investment will decline in value if interest rates rise. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. Bonds in the portfolio are more likely to be redeemed when interest rates decline. This would result in early returns of principal to you and the possible early termination of the Fund. Of course, we cannot predict how interest rates may change.

CONCENTRATION RISK

When a certain type of bond makes up 25% or more of the portfolio, the Fund is considered 'concentrated' in that bond type, which makes the Fund less diversified.

Here is what you should know about the Fund's concentration in [hospital and health care bonds.
   o payment for these bonds depends on revenues from private third-party payors and government programs, including Medicare and Medicaid, which have generally undertaken cost containment measures to limit payments to health care providers;
   o hospitals face competition resulting from hospital mergers and affiliations;
   o hospitals need to reduce costs as HMOs increase market penetration and hospital supply and drug companies raise prices;
      and
   o hospitals and health care providers are subject to various legal claims by patients and others and are adversely affected by increasing costs of insurance.]

Changes to the portfolio from bond redemptions, maturities and sales may affect the Fund's concentration over time.

INSURANCE RELATED RISK

Some bonds are backed by insurance companies whose claims-paying ability is rated AAA by Standard & Poor's or another nationally recognized rating organization. The ratings are subject to change at any time at the discretion of the rating agencies.

Insurance policies generally make payments of principal only according to a bond's original principal payment schedule and are not required to make early payments arising out of bond defaults or events of taxability. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly impact the insurance business.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Fund. After the date of this prospectus, litigation could be initiated that would affect the value of your units.

While the outcome of litigation can never be predicted, bond counsel gives an opinion on the date of issue of each bond stating that it has been validly issued and that its interest payments are exempt from federal income tax.

Future tax legislation could affect the value of the portfolio by:
   o limiting real property taxes,
   o reducing tax rates,
   o imposing a flat or other form of tax or
   o exempting investment income from tax.

BOND QUALITY RISK

An adverse change in the rating of a portfolio bond may decrease its value and, indirectly, the value of your investment in the Fund, especially if interest rates rise.

CALL RISK

Many bonds can be prepaid or 'called' by the issuer before their stated maturity.

For example, an issuer might redeem its bonds if it no longer needs the money for the original purpose or, during periods of falling interest rates, if the issuer's bonds have a coupon higher than current market rates. If the bonds are redeemed, your monthly income will decline and you may not be able to reinvest the money you receive at the same yield and maturity. An early redemption at par of a premium bond will reduce your return.

REDUCED DIVERSIFICATION RISK

If many investors redeem their units, the Fund will have to sell bonds. This will reduce the diversification of your investment and increase your share of Fund expenses.

LIQUIDITY RISK

The bonds will generally trade in the over-the-counter market. We cannot guarantee that a liquid trading market will exist, especially since current law may restrict the Fund from selling bonds to any Sponsor. The value of the bonds, and of your investment, will be reduced if trading in bonds is limited or absent.

REDEEMING, SELLING OR EXCHANGING UNITS

You can redeem or sell your units at any time for a price based on net asset value. Your net asset value is calculated each business day by:
   o adding the value of the bonds, net accrued interest, cash and any other Fund assets;
   o subtracting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to redeem units or for distribution to investors and any other Fund liabilities; and
   o dividing the result by the number of outstanding units.

Your net asset value when you redeem or sell may be more or less than your cost because of sales charges, market movements or changes in the portfolio.

If you redeem or sell your units before the final deferred sales charge installment, the amount of any remaining installments will be deducted from the proceeds to be paid to you.


REDEEMING UNITS WITH THE TRUSTEE

You can redeem your units by sending the Trustee a letter (with any outstanding certificates if your units are in certificate form). The certificates must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. Sometimes, additional documents may be needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.


Within seven days after your request and the necessary documents are received by the Trustee, a check will be mailed to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to the Sponsors for the same amount as the redemption price. If there is no secondary market, the Trustee will redeem your units or sell them in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.


If the Fund does not have cash available to pay redemptions, the agent for the Sponsors will select bonds to be sold. Bonds will be selected based on market and credit factors. These sales could be made at times when the bonds would not otherwise be sold and may result in lower prices and also reduce the size and diversity of the Fund.


If you acquire 25% or more of the outstanding units of the Fund and you redeem units with a value exceeding $250,000, the Trustee may pay part or all of your redemption 'in kind' by distributing bonds and cash with a total value equal to the redemption price of those units. The Trustee will try to distribute bonds in the portfolio pro rata, but it reserves the right to distribute only one or a few bonds. The Trustee will act as your agent in an in kind distribution and will either hold the bonds for your account or sell them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of bonds distributed in kind.


We may suspend redemptions or postpone payment:
   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the bonds not reasonably practicable; and
   o for any other period permitted by SEC order.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value without any other fee or charge other than any remaining deferred sales charge. We may resell the units to other buyers or redeem them with the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We may discontinue the secondary market without prior notice for any business reason. Regardless of whether we maintain a secondary market, you can redeem your units with the Trustee at any time, as described above.

EXCHANGE OPTION

The Defined Asset Funds family offers you the ability to exchange from one fund into another if your goals or objectives change. You may be entitled to a reduced sales charge in certain circumstances. To exchange units, you should talk to your financial professional about what is suitable, currently available, offerable in your state and what you would pay.

Normally, an exchange is taxable and you must recognize any gain or loss on the exchange. However, the IRS may try to disallow a loss if the portfolios of the two funds are not materially different; you should consult your own tax adviser.

We may amend or terminate this exchange option at any time without notice.

HOW THE FUND WORKS

PRICING


The price of a unit includes interest accrued on the bonds, net of expenses, from the initial date of deposit up to, but not including, the settlement date, which is usually three business days after the purchase date of the unit.

Bonds also carry accrued but unpaid interest up to the initial date of deposit. To avoid having you pay this additional accrued interest (which earns no return) when you buy, the Trustee advances this amount to the Sponsors. The Trustee recovers this advance from interest received on the bonds.

A portion of the price of a unit consists of cash so the Trustee can provide you with regular monthly income. When you sell or redeem your units, you will receive your share of this cash.

In addition, a portion of the price of a unit also consists of cash to pay all or some of the costs of organizing the Fund including:
   o cost of initial preparation of legal documents;
   o federal and state registration fees;
   o initial fees and expenses of the Trustee;
   o initial audit; and
   o legal expenses and any other out-of-pocket expenses.

EVALUATIONS

An independent Evaluator values the bonds on each business day (excluding Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Presidents' Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). Bond values are based on current bid or offer prices for the bonds or comparable bonds. In the past, the difference between bid and offer prices of publicly offered tax-exempt bonds has ranged from 0.5% of face amount on actively traded issues to 3.5% on inactively traded issues; the difference has averaged between 1 and 2%. Neither the Sponsors, the Trustee nor the Evaluator will be liable for errors in the Evaluator's judgment.

CERTIFICATES

Certificates for units are issued on request. You may transfer certificates by complying with the requirements for redeeming certificates, described above. You can replace lost or mutilated certificates by delivering satisfactory indemnity and paying the associated costs.


INCOME

Interest on any bonds purchased on a when-issued basis or for a delayed delivery does not begin to accrue interest until the bonds are delivered to the Fund. The Trustee may reduce its fee to provide you with tax-exempt income for this non-accrual period. If a bond is not delivered on time and the Trustee's annual fee and expenses do not cover the additional accrued interest, we will treat the contract to buy the bond as failed.


The Trustee credits interest to an Income Account and other receipts to a Capital Account. The Trustee may establish a Reserve Account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include:

   o Trustee fees for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
   o costs of action taken to protect the Fund and other legal fees and expenses;
   o expenses for maintaining the Fund's registration statement current; and
   o Fund termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 35 cents per $1,000 face amount annually for providing portfolio supervisory services. While this fee may exceed their costs of providing these services to this Fund, total supervisory fees for all Series of Municipal Investment Trusts will not exceed the costs of their services for any calendar year. The Sponsors are also reimbursed for bookkeeping and administrative services to Defined Asset Funds, currently charged at 10 cents per unit. The Fund also pays the Evaluator's fees.

The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.


Quarterly deferred sales charges you owe are paid with interest and principal from certain bonds. If these amounts are not enough, the rest will be paid from the Fund's Capital and Income Accounts.

The Sponsors will pay advertising and selling expenses at no charge to the Fund. If Fund expenses exceed initial estimates, the Fund will owe the excess. The Trustee has a lien on Fund assets to secure reimbursement of Fund expenses and may sell bonds if cash is not available.

PORTFOLIO CHANGES

The Sponsors and Trustee are not liable for any default or defect in a bond, but if a contract to buy any bond fails in the first 90 days of the Fund, we generally will deposit a replacement tax-exempt bond with a similar yield, maturity, rating and price.

Unlike a mutual fund, the portfolio is designed to remain intact and we may keep bonds in the portfolio even if their credit quality declines or other adverse financial circumstances occur. However, we may sell a bond in certain cases if we believe that certain adverse market or credit conditions exist or if a bond becomes taxable.

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio. Units offered in the secondary market may not represent the same face amount of bonds that they did originally.

We decide whether or not to offer units for sale that we acquire in the secondary market after reviewing:


   o diversity of the portfolio;
   o size of the Fund relative to its original size;
   o ratio of Fund expenses to income;
   o current and long-term returns;
   o degree to which units may be selling at a premium over par; and
   o cost of maintaining a current prospectus.

FUND TERMINATION


The Fund will terminate following the stated maturity or sale of the last bond in the portfolio. The Fund may also terminate earlier with the consent of investors holding 51% of the units.

We may also terminate the Fund earlier if total assets of the Fund have fallen below 40% of the face amount of bonds originally deposited. We will decide whether to terminate the Fund early based on the same factors used in deciding whether or not to offer units in the secondary market.


You will receive notice when the Fund is about to terminate, and you will be unable to redeem units after that time. On or shortly before termination, we will sell any remaining bonds, although any bond that cannot be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final sale.

You will pay your share of the expenses associated with termination, including brokerage costs in selling bonds, if you still hold your investment. This may reduce the amount you receive as your final distribution.


TRUST INDENTURE

The Fund is a 'unit investment trust' formed by a Trust Indenture, a contract among the Sponsors, the Trustee and the Evaluator. The following summarizes various provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
   o to cure ambiguities;
   o to correct or supplement any defective or inconsistent provision;
   o to make any amendment required by any governmental agency; or
   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).
Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Fund without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
   o it fails to perform its duties;
   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
   o the Sponsors determine that its replacement is in your best interest. Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
   o remove it and appoint a replacement Sponsor;
   o liquidate the Fund; or
   o continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Sponsors and the Evaluator who are not liable for any act or omission in the conduct of their duties absent bad faith, willful impropriety, negligence (gross negligence in the case of a Sponsor or the Evaluator) or reckless disregard of duty.

LEGAL OPINION


Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.


AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors and their underwriting percentages are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051                                                       %

SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of The Travelers Inc.) 388 Greenwich Street--23rd Floor,
New York, NY 10013                                                             %


DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley, Dean Witter, Discover & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048                                                             %
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019                                                      _______%

                                                100.00%

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE


The Bank of New York, 101 Barclay Street, 17 W, New York, New York 10268, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Sponsors also realize a profit or loss on deposit of the bonds shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on bonds in the Fund which were acquired from underwriting syndicates of which it was a member.
We bought approximately    % of the bonds in the portfolio from one or more of
the Sponsors (as sole underwriter, managing underwriter or member of an underwriting syndicate).

During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc. This period is 30 days or less if all units are sold. The Sponsors may extend the initial period up to 120 days.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.


In the initial offering period, the concession to dealers will be $30. We may change the concession at any time. Dealers may resell units to other dealers with a concession not in excess of the original concession to dealers.


CODE OF ETHICS

Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Fund and to provide reasonable standards of conduct.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about an investment in the Fund in your particular circumstances.

At the date of issue of each bond, counsel for the issuer delivered an opinion to the effect that interest on the bond is exempt from regular federal income tax. However, interest may be subject to state and local taxes and federal alternative minimum tax. Neither we nor our counsel have reviewed the issuance of the bonds, related proceedings or the basis for the opinions of counsel for the issuers. We cannot assure you that the issuer (or other users) have complied or will comply with any requirements necessary for a bond to be tax-exempt. If any of the bonds were determined not to be tax-exempt, you could be required to pay income tax for current and prior years, and if the Fund were to sell the bond, it might have to sell it at a substantial discount.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Fund will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each bond in the Fund.

INCOME OR LOSS UPON DISPOSITION

When all or part of your share of a bond is disposed of (for example, when the Fund sells, exchanges or redeems a bond or when you sell, exchange or redeem your units), you will generally recognize capital gain or loss. Your gain, however, will generally be ordinary income to the extent of any accrued 'market discount'. Generally you will have market discount to the extent that your basis in a bond when you purchase a unit is less than its stated redemption price at maturity (or, if it is an original issue discount bond, the issue price increased by original issue discount that has accrued on the bond before your purchase). You should consult your tax adviser in this regard.


If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain from the Fund will be long-term if you are considered to have held your investment on each bond for more than one year and short-term if you held it for one year or less. If you are an individual and sell your units after holding them for more than 18 months, you may be entitled to a 20% maximum federal tax rate on any resulting gains. Consult your tax adviser in this regard. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses.


YOUR BASIS IN THE BONDS

Your aggregate basis in the bonds will be equal to the cost of your units, including any sales charges and the organizational expenses you pay, adjusted to reflect any accruals of 'original issue discount,' 'acquisition premium' and 'bond premium'. You should consult your tax adviser in this regard.

EXPENSES

If you are not a corporate investor, you will not be entitled to a deduction for your share of fees and expenses of the Fund. Also, if you borrowed money in order to purchase or carry your units, you will not be able to deduct the interest on this borrowing for federal income tax purposes. The IRS may treat your purchase of units as made with borrowed money even if the money is not directly traceable to the purchase of units.

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Fund will not be taxed as a corporation. If you are a New York taxpayer, your income from the Fund will not be tax-exempt in New York except to the extent that the income is earned on bonds that are tax-exempt for New York purposes. Depending on where you live, your income from the Fund may be subject to state and local taxation. You should consult your tax adviser in this regard.


SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Fund by calling the Trustee. The supplemental information includes more detailed risk disclosure about the types of bonds that may be in the Fund's portfolio, general risk disclosure concerning any insurance securing certain bonds, and general information about the structure and operation of the Fund. The supplemental information is also available from the SEC.

--------------------------------------------------------------------------------
                               DEFINED PORTFOLIO
--------------------------------------------------------------------------------


                                                                              RATING              COST
PORTFOLIO TITLE (1)                              COUPON       MATURITY     OF ISSUES (2)      TO FUND (3)
--------------------------------------------------------------------------------------------------------------

AIRPORT/PORTS/HIGHWAYS:
1.                                                       %


HOSPITALS/HEALTH CARE:


2. $
3. $
4. $
5.
6.


HOUSING:


7.
$
8.
9.


INDUSTRIAL DEVELOPMENT:


10.
$


LEASE RENTAL APPROPRIATION:


11.
$
12.


SPECIAL TAX:


13.
$


MISCELLANEOUS:


14.
$
15.
                                                                                          --------------------
                                                                                          --------------------
                                                                                          --------------------

------------------------------------

(1)  Approximately    % of the bonds are callable beginning in 20   .
(2) All ratings are by Standard & Poor's Ratings Group unless followed by '(f)', which indicates a Fitch Investors Service rating. Ratings A through AAA indicate good to highest quality bonds with a strong to very strong capacity to pay interest and repay principal. Fitch ratings have been furnished by the Evaluator but not confirmed with Fitch.
(3)  Approximately    % of the bonds were deposited at a premium,    % at par
     and    % at a discount from par. Sponsors' profit on deposit was
     $            .
(4) The interest and principal on these bonds will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Municipal Investment Trust Fund, Monthly Payment Series--613, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the related defined
portfolio included in the prospectus of the Fund as of            , 1998. This
financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash, securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Fund as of            ,
1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
, 1998
              STATEMENT OF CONDITION AS OF                  , 1998

TRUST PROPERTY


Investments--Bonds and Contracts to purchase Bonds(1)    $
Cash
Accrued interest to Initial Date of Deposit on underlying
  Bonds
                                                         --------------------
           Total                                         $
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Advance by Trustee for accrued interest (2) $
                                                         --------------------
Subtotal
                                                         --------------------
Interest of Holders of         Units of fractional
  undivided interest outstanding:
Cost to investors(3)(4)(5)
                                                         --------------------
Total                                                    $
                                                         --------------------
                                                         --------------------


---------------

          (1) Aggregate cost to the Fund of the bonds listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter
of credit which has been issued by The        Bank, New York Branch, in the
amount of $              and deposited with the Trustee. The amount of the
letter of credit includes $              for the purchase of $           face
amount of the bonds, plus $           for accrued interest.
          (2) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.
          (3) A mandatory distribution of $3.75 per Unit is payable quarterly May, August, November and February up to an aggregate of $45.00 per Unit over a three-year period to satisfy investors' deferred sales charge obligation. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to the end of the third anniversary of the Fund, the remaining portion of the deferred sales charge distribution will be transferred to the account on the redemption date.
          (4) Aggregate public offering price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.
          (5) A portion of the Public Offering Price consists of cash in an amount sufficient to pay for costs incurred in establishing the Portfolio. These
costs have been estimated at $    per Unit. A distribution will be made at the
close of the initial offering period to an account maintained by the Trustee from which the organizational expense obligation of the investors will be satisfied.

                             Defined
                             Asset FundsSM



HAVE QUESTIONS ?                         MUNICIPAL INVESTMENT TRUST FUND
Request a free                           Monthly Payment Series--613
Information Supplement                   (A Unit Investment Trust)
dated 9/15/97 that gives                 ---------------------------------------
more details about the                   This Prospectus does not contain
Fund, by calling:                        complete information about the
The Bank of New York                     investment company filed with the
1-800-221-7771                           Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.
                                         333-       ) and
                                         o Investment Company Act of 1940 (file
                                         no. 811-1777).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.


                                                           -- /98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


     Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221
     Smith Barney Inc. ........................................       8-8177
     PaineWebber Incorporated..................................      8-16267
     Dean Witter Reynolds Inc. ................................      8-14172


                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


     Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
     Smith Barney Inc. ........................................     13-1912900
     PaineWebber Incorporated..................................     13-2638166
     Dean Witter Reynolds Inc. ................................     94-0899825
     The Bank of New York, Trustee.............................     13-4941102


                                  UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


 *1.1   --Form of Trust Indenture.
 1.1.1 --Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
 1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
 2.1    --Form of Certificate of Beneficial Interest (included in Exhibit
        1.1.1).
 *3.1   --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
 *4.1   --Consent of the Evaluator.
 *5.1   --Consent of independent accountants.
 9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Municipal Investment Trust Fund, Intermediate Term Series--308, 1933 Act File No. 333-30863).


------------------------------------

*To be filed by amendment.

                        MUNICIPAL INVESTMENT TRUST FUND
                          MONTHLY PAYMENT SERIES--613
                              DEFINED ASSET FUNDS
                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 30TH DAY OF JANUARY, 1998.


               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.



     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466 and 33-51607



      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      ROGER M. VASEY
      ARTHUR H. ZEIKEL


      DANIEL C. TYLER
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR



By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441

      JAMES DIMON
      DERYCK C. MAUGHAN

      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors                              Number: 33-55073
  of PaineWebber Incorporated:


      JOSEPH J. GRANO, JR.
      DONALD B. MARRON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)